ICONET, INC.
                                 8 Gaucho Drive
                         Rolling Hills Estates, CA 90274


                                  June 4, 2002


VIA EDGAR

Mr. Steven Hearne
Mail Stop 3-8
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

     Re:  Registration Statement on Form SB-2
          Registration File No. 333-72660

Dear Mr. Hearne:


Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Iconet, Inc., a Nevada corporation (the "Company"), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) as soon as practicable. Since the Company has limited resources with which to continue pursuing the registration and the state of the capital markets is so uncertain and unsettled, the Company has decided to terminate the Registration Statement. No securities included in the Registration Statement have been sold.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or our outside counsel, Michael J. Morrison, tel. 775-827-6300.

                                        Very truly yours,

                                        ICONET, INC.


                                        /s/ RANDY MILLER
                                        ________________________________________
                                        Randy Miller, Chairman of the Board
                                        and President


cc:  Michael J. Morrison, Esq.